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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the Month of December

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F  X      Form 40-F
                                   ---               ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                         Yes               No  X
                             ---              ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

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CAPITAL INJECTION INTO CHOHUNG BANK

     On December 12, 2003, pursuant to a resolution of our board of directors, we decided to inject additional capital to Chohung Bank, in which we currently have 80.04% of equity ownership. According to this resolution, Shinhan Financial Group will subscribe for 40,000,000 shares of common stock, par value KRW 5,000 per share (the "Common Shares"), of Chohung Bank for a subscription price of KRW 5,000 per share, or for an aggregate subscription price of KRW 200,000,000,000 on or about December 26, 2003.

     These Common Shares are expected to be listed on the Korea Stock Exchange on or about December 30, 2003. After this transaction, the total number of Common Shares outstanding will be increased to 719,118,429, and we will effectively own 583,570,144 shares or 81.15% of such Common Shares.

     The purpose of this capital injection is to enable Chohung Bank to meet the minimum capital adequacy ratio of 8% as promulgated by the Financial Supervisory Service. According to the guidelines of the Financial Supervisory Service, all domestic and foreign bank branches are required to satisfy at least 8% of capital adequacy ratio. The result of operation of Chohung bank deteriorated due to increase in provisioning in 2003, which resulted in the decrease of Chohung Bank's capital adequacy ratio.


APPOINTMENT OF INDEPENDENT DIRECTOR OF SHINHAN CARD

     On December 12, 2003, Shinhan Card, our wholly owned subsidiary, reappointed one of its independent directors through a resolution of its shareholders' meeting. The name of the director is Lee, Chul Young. Mr. Lee was reappointed following the expiry of his one year tenure on December 12, 2003. Mr Lee serves on the audit committee of Shinhan Card and he was reappointed as an audit committee member at Shinhan Card's board of directors' meeting on December 12, 2003.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            SHINHAN FINANCIAL GROUP CO., LTD.


                                            By /s/ Byung Jae Cho
                                            ------------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer

Date : December 12, 2003